July 3, 2019

Senan Murphy
Finance Director
CRH PUBLIC LTD CO
Belgard Castle, Clondalkin
Dublin 22, Ireland

       Re: CRH PUBLIC LTD CO
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 001-32846

Dear Mr. Murphy:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

2. Segment Information, page 141

1. We note that effective January 1, 2019, you implemented a simplified new structure reducing your operating segments from six to three by combining the Europe Lightside,
      Europe Distribution, and Americas Products segments into Building Products segment.
      Please provide us with the details of the new structure and tell us how you determined your operating segments with reference to the applicable guidance in IFRS
8. Describe
      the financial information reviewed by your CODM for the purpose of allocating resources and assessing performance. If you are aggregating operating segments, quantify the measures used to assess the economic similarity of these operating segments. In this regard, we note materially different underlying EBITDA and operating profit margins related to your historical operating segments as reported in your 2018 Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Senan Murphy
CRH PUBLIC LTD CO
July 3, 2019
Page 2

       You may contact Tracey Houser, Staff Accountant, at 202-551-3736, or
Jeanne
Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameSenan Murphy
                                                           Division of
Corporation Finance
Comapany NameCRH PUBLIC LTD CO
                                                           Office of
Manufacturing and
July 3, 2019 Page 2                                        Construction
FirstName LastName